Mail Stop 6010

August 21, 2007

Weston M. Hicks
Chief Executive Officer
Alleghany Corporation
7 Times Square Tower, 17th Floor
New York, NY 10036

      Re: **Alleghany Corporation**
             Definitive Proxy Statement
             Filed March 14, 2007
             File No. 001-09371

Dear Mr. Hicks:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Related Party Transactions, page 8

1.   Please provide all of the disclosures required by Item 404(b) of Regulation S-K, including the standards to be applied pursuant to your policies and procedures for the review, approval or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. Please also disclose the location of your written Related Party Transaction Policy.

2006 Director Compensation Table, page 19

2.   It is unclear why the grant date fair value of each equity award as disclosed in footnote (1) does not reconcile to the aggregate grant date fair value for stock awards as disclosed in column (c). Refer to Item 402(k)(2)(iii) of Regulation S-K and the related instruction.

Compensation Discussion and Analysis and Compensation Matters, page 42

3.   With respect to the engagement of Pearl Meyer & Partners you are required to provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. Your disclosure should include a complete description of the nature and scope of the assignments of the consultants and how their roles and responsibilities differ depending on whether they have been engaged by management or the Committee and the interaction, if any, between the various groups.

4.   The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note the significant disparity in Mr. Hicks's salary and the amounts paid to him under the MIP and LTIP. Please expand your disclosure to include a more detailed discussion and analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions applicable to a named executive officer are materially different than those applicable the other named executive officers, this should be discussed on an individualized basis. You also disclose on page 52 that Mr. Hicks was paid $12,748,965 in February 2007 upon the vesting of his 2002 stock award. To the extent the realization of prior compensation impacted the Committee's decisions with respect to Mr. Hicks's 2007 compensation, please provide a materially complete description of the analyses underlying Mr. Hicks's 2007 compensation package.

5.   Please discuss how specific forms of compensation are structured and implemented to reflect each of the named executive officer's individual performance and contribution to the achievement of the financial performance

metrics you consider when determining the form and amounts of compensation to award. In this regard, we note disclosure that the payout of the annual cash incentive compensation may be reduced if certain of the named executive officers do not meet their personal goals. Please address the nature of the personal goals in reasonably complete detail and describe the level of difficulty, or ease, associated with achieving the individual performance goals. Please also expand your disclosure to include a description of the factors the Committee considered in establishing personal objectives for Mr. Hicks as well as discussion of the reasons why the annual incentive payout with respect to Mr. Hicks is not subject to reduction with respect to individual performance goals. Refer to Item 402(b)(2)(vii) of Regulation S-K.

6. You disclose in the first full paragraph on page 43 that a significant portion of the NEO's compensation, ranging from 41.4% to 90.6%, is tied to your financial performance. Please discuss and analyze whether you have any policies with regard to targeting the percentage of an NEO's compensation to be tied to a specific percentage and why the percentages you experienced varied significantly among the NEOs in 2006. Also, discuss if the percentage of an NEO's compensation that is tied to financial performance is influenced by that NEO's ability to effect financial performance.

Annual Cash Incentive Compensation, page 44

7. You disclose that the target bonus opportunities ranged from 40% to 100% of salary for the various NEOs. Similarly, you disclose on page 46 that your long-term equity based incentives were set as a percentage of base salary for the NEOs, ranging from 60% to 120%. Please discuss and analyze why these percentages varied among the NEOs and varied for each NEO with respect to awards that could be earned under the annual cash incentive compensation program and the long-term equity based incentive compensation program.

8. You disclose in the first paragraph on page 46 that you made awards on December 19, 2006 to the NEOs for 2007 performance. Please disclose the specific performance objectives established for the current year and how your incentive awards are specifically structured around such performance goals. Refer to Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to

Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Similar disclosure should be provided for the performance shares that were awarded on December 19, 2006 for the four-year award period commencing in 2007.

Long-Term Equity Based Incentive Compensation, page 46

9.	You indicate that the long-term incentive compensation paid to the NEOs is intended to incentivize the accomplishment of your principal financial objective of growing the book value per share of your common stock at double digit rates. Given your stated objective, please discuss and analyze why you have determined that target payouts will be made at 100% if such growth equals 7%. In addition, please expand your disclosure to include an analysis of how you determined the payout levels for this form of compensation. Provide a complete description of the factors the Committee considered in setting payout levels at the specific percentage of 2006 salary for each named executive officer. Similar disclosure should be provided for the performance shares awarded on December 19, 2006 for the four-year award period commencing in 2007.

Payments upon Termination of Employment, page 50

10.	You disclose that pursuant to his employment agreement, Mr. Hicks would be entitled to receive continued payments of his base salary until such payments aggregate $1.0 million under the specified termination events. Please discuss and analyze how this amount was negotiated. Refer to Item 402(b)(1)(v) of Regulation S-K. On a similar note, we note from your table on page 52 that the payments to Mr. Hicks under restricted stock and restricted stock unit matching grant award agreements differs significantly from the amounts payable to the other NEOs under that element of compensation. As such, please provide a more detailed discussion as to how and why the amount of this element of compensation available to your chief executive officer differs so significantly from the amounts available to your other NEOs. Refer to Section II.B.1 of Commission Release No. 33-8732A.

Summary Compensation Table, page 54

11.	We note the disclosure on pages 69 and 70 relating to amounts credited to each NEO under the "Savings Benefit Provisions." It is unclear from your disclosure the extent to which these amounts are required to be reported in the Summary

Compensation Table. Please refer to Instruction 4 to Item 402(c) of
Regulation S-K and provide appropriate corresponding disclosure.

Non-Qualified Deferred Compensation, page 68

12.   It is not clear whether any of the amounts reported in the contributions column are
reported as compensation in the last completed fiscal year in the Summary
Compensation Table or whether amounts reported in the aggregate balance at last
fiscal year end previously were reported as compensation to the named executive
officer in the Summary Compensation Table for previous years. See the
Instruction to Item 402(i)(2) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney